Telomolecular Corp.
10933 Trade Center Dr., Suite 102
Rancho Cordova, CA 95670

September 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Application for Withdrawal of Form SB-2 Registration Statement of Telomolecular Corp. filed on January 16, 2007 (File No. 333-140016)

In accordance with Rule 477 under the Securities Act of 1933, as amended, Telomolecular Corp. (the 'Company') hereby applies for withdrawal of the Registration Statement on Form SB-2 filed on January 16, 2007, as amended on May 1, 2007, together with all exhibits filed thereto, File No. 333-140016 (collectively, the 'Registration Statement').

No securities have been sold under the Registration Statement and the Company has concluded that continuing with the Registration Statement process at this time is not in the best interests of the Company and its shareholders.

Accordingly, the Company hereby applies for withdrawal of the Registration Statement, following which the Company reserves the right, at a later date, to undertake a private offering in reliance on Rule 155(c) under the Securities Act.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any comments or questions regarding the foregoing, please contact the Company's legal counsel, Thomas Ffrench of Horizon Law Group LLP, at (949) 261-2500 or 1920 Main Street, Suite 210, Irvine, California.

Very Truly Yours,

By: /s/ Matthew Sarad Matthew Sarad, Chief Executive Officer